SCHEDULE 14A INFORMATION

Amendment No. 1
Consent Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934

Filed by the Registrant [ ]

Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X] Preliminary Proxy Statement

[   ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[   ] Definitive Proxy Statement

[   ] Definitive Additional Materials

[   ] Soliciting Material Pursuant to sec. 240.14a-12

WEGENER CORPORATION

(Name of Registrant as Specified in its Charter)

RADYNE COMSTREAM INC.
WC ACQUISITION

(Name of Person(s) Filing Consent Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]	No fee required.

[ ]	Fee computed on table below per Exchange Act Rules 14a-6(i)(l) and 0-11.

(1)	Title of each class of securities to which Offer and a subsequent merger applies:

(2)	Aggregate number of securities to which Offer and a subsequent merger applies:

(3)	Per unit price or other underlying value of Offer and a subsequent merger computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

(4)	Proposed maximum aggregate value of Offer and a subsequent merger:

(5)	Total fee paid:

[ ]	Fee paid previously with preliminary materials.

[ ]	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)	Amount Previously Paid:

(2)	Form, Schedule or Registration Statement No.:

(3)	Filing Party:

(4)	Date Filed:

PRELIMINARY COPY — SUBJECT TO COMPLETION

RADYNE COMSTREAM INC.

3138 E. Elwood Street
Phoenix, Arizona 85034

To the Stockholders of Wegener Corporation:

      As you may be aware, on April 23, 2003, we made a premium cash offer of $1.55 for all outstanding shares of common stock of Wegener Corporation. The purpose of our Offer is for Radyne ComStream, through its subsidiary WC Acquisition Corp., to acquire for cash as many shares as necessary for it to gain effective control of Wegener and facilitate a merger of Wegener with WC Acquisition.

      Wegener’s current board of directors has recommended that you do not tender into our $1.55 per share fully funded cash tender offer, even though our offer represents approximately a 70% premium to the average closing price over the thirty day period prior to the commencement of our offer. Moreover, Wegener’s board of directors has refused to engage in discussions regarding a negotiated offer and a subsequent merger, and has refused to make existing defensive measures inapplicable to our offer. Additionally, in the days immediately following our tender offer, Wegener’s board adopted new measures that may have the effect of preventing our all-cash, fully funded offer from being consummated, including:

•	large “golden parachute” packages that provide management with cash payments equal to 250% of their salary and bonus, which are triggered upon termination of management in connection with a change in control;

•	a poison pill instrument; and

•	bylaw amendments that make it more difficult for you (and for us) to exercise our rights as stockholders of Wegener.

      While we recognize that companies often adopt anti-takeover measures in a manner aligned with interests of their security holders and that commentators and corporate governance experts disagree on the propriety and utility of poison pills, the circumstances surrounding Wegener’s opportune adoption of the measures described above do not support a similar conclusion. To the best of our knowledge, no plans were in existence prior to the announcement of our tender offer for the adoption of these measures, yet their adoption and implementation occurred within days following our tender offer. Specifically, (i) Wegener’s bylaws had not been amended since its inception in 1982, (ii) Wegener’s Certificate of Incorporation did not include authorized shares of preferred stock, the security that would typically be used for implementing an effective poison pill, and (iii) the “golden parachute” packages fail to reflect the economic realities of a management team that has overseen the precipitous decline and continued sluggishness of both a stock price and financial performance.

      Accordingly, we are today commencing a solicitation of all of Wegener’s stockholders to consent to: (i) an amendment to Wegener’s bylaws, that will have the effect of increasing the number of directors from six to fifteen, and (ii) the election of nine new directors to fill the newly-created directorships created by the increase in the number of directors (the “Nominees”). We are soliciting your consent to the bylaw amendment and the election of Nominees because we believe, as a result of the timing of the adoption of various anti-takeover measures and the significant premium of our offer relative to past performance of Wegener’s stock price, that the current directors of Wegener are not acting, and are unwilling to act, in the best interests of Wegener’s stockholders. If elected, we expect the Nominees who would comprise a majority of the board, to consider, consistent with the fulfillment of their fiduciary duties under Delaware law, whether to take actions to facilitate the consummation of our offer and the subsequent merger. However, we can provide no assurances that the Nominees, if elected, will be able to effect a subsequent merger or similar business combination. The accompanying consent statement describes the specific features of our proposal, as well as the consent procedure itself. If these measures do not pass, we will likely abandon our cash tender offer, and you will no longer be able to sell your shares to us in the offer at the substantial premium we are offering.

      The results of our request for consent will be communicated to you by the issuance of a press release. Additionally, in accordance with applicable law, prompt notice of the results will be provided to stockholders who have not executed consents.

      Please consent with respect to all shares for which you were entitled to give consent as of the May 16, 2003 record date, as set forth on your WHITE consent card, in favor of the Nominees and the bylaw amendment, as described in the accompanying consent statement.

Very truly yours,

ROBERT C. FITTING
Chief Executive Officer,
Radyne ComStream Inc.
President,
WC Acquisition Corp.

IMPORTANT

      1.     If you hold your shares in your own name, please sign, date and mail the enclosed WHITE consent card to Georgeson Shareholder Communications in the post-paid envelope provided.

      2.     If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can execute a consent representing your shares and only on receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions for a WHITE consent card to be signed representing your shares. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Radyne ComStream in care of Georgeson Shareholder Communications so that we will be aware of all instructions given and can attempt to ensure that those instructions are followed.

      If you have any questions or require any assistance in executing your consent, please call:

GEORGESON SHAREHOLDER COMMUNICATIONS INC.

17 STATE STREET, 10TH FLOOR

NEW YORK, NEW YORK 10004
BANKS AND BROKERS CALL: (212) 440-9800
ALL OTHERS CALL TOLL FREE: (866) 203-9357

PRELIMINARY COPY — SUBJECT TO COMPLETION

JUNE 4, 2003

CONSENT STATEMENT

OF
WC ACQUISITION
AND
RADYNE COMSTREAM

      WC Acquisition Corp., a Delaware corporation (“WC Acquisition,” “we” or “our”) and a wholly owned subsidiary of Radyne ComStream Inc., a Delaware corporation (“Radyne ComStream”), together with Radyne ComStream are furnishing this consent statement in connection with their solicitation of written consents from the holders of common stock, par value $.01 per share (the “Shares”), of Wegener Corporation, a Delaware corporation (the “Company”), to take the following actions without a stockholders’ meeting in accordance with Delaware law:

•	amend Section 3.2 of Article III of the Company’s bylaws to fix the number of directors of the Company at fifteen and to provide that Section 3.2 may be amended or repealed only with the approval of holders of a majority of the Company’s outstanding Shares (the “Bylaw Amendment”);

•	elect Francis A. DiBello, Dennis W. Elliott, Robert C. Fitting, John E. Kane, Matthew P. Kaufler, Dr. Wah L. Lim, Mary C. Metzger, Michael A. Smith and Dr. C.J. Waylan (the “Nominees”) to serve as directors of the Company.

      THIS SOLICITATION IS BEING MADE BY WC ACQUISITION AND RADYNE COMSTREAM AND NOT ON BEHALF OF THE COMPANY.

      We are proposing these actions (each a “Proposal”) to expedite the prompt consummation of our Offer to acquire the Company, which we describe below. WE ARE ASKING THE STOCKHOLDERS OF THE COMPANY TO EXPRESS THEIR CONSENT TO THE PROPOSALS ON THE ACCOMPANYING WHITE CONSENT CARD.

      The effectiveness of each Proposal will require the properly completed and duly delivered, unrevoked written consent to that Proposal by the holders of record, as of the close of business on May 16, 2003, the record date for this consent solicitation, of a majority of the Shares then outstanding. See “Consent Procedure.”

      The effectiveness of the election of the Nominees (Proposal No. 2) is subject to, or conditioned on, the Bylaw Amendment (Proposal No. 1) also having become effective. See “The Proposals.”

      This consent statement and the related WHITE consent card are first being sent or given on or about May      , 2003 to all holders of record of Shares on the record date for this consent solicitation. On that date, we owned 100 Shares, or less than one percent of the outstanding Shares.

      By virtue of the recent amendments to the Company’s bylaws made by the current directors, the Company’s bylaws provide that any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent without a meeting must request the Company’s board to fix a record date in order to determine the stockholders entitled to give that consent. The Company’s board must promptly, but in all events within 10 business days after the date on which the request is received, adopt a resolution fixing that record date. If the board does not fix a record date within that period, the record date for the solicitation will be the date on which the first signed consent is delivered to the Company. Radyne ComStream beneficially owns 100 Shares, of which WC Acquisition is the record owner. WC Acquisition, as record holder, is requesting the board to fix a record date for this consent solicitation. If the board does not timely fix a record date for this consent solicitation, the record date will be the date on which the first signed consent is delivered to the Company.

      On April 23, 2003, WC Acquisition, commenced a fully funded offer to purchase all outstanding Shares, at a price of $1.55 per Share, in cash and without interest, on the terms and subject to the conditions set forth in our Offer to Purchase dated April 23, 2003 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The $1.55 per Share price of the Offer represents approximately a 70% premium to the average closing price over the thirty day period prior to commencement of our Offer. On May 12, 2003, WC Acquisition offered to raise the Offer by up to $1.05 million in the aggregate, or up to $1.635 per Share (and an 80% premium), if senior management of the Company would terminate “golden parachute” agreements offered to them by the current board of directors following our Offer.

      Complete information about our Offer is contained in our Offer to Purchase, which is available on request from Georgeson Shareholder Communications, the information agent for the Offer, at 17 State Street, 10th Floor, New York, New York 10004, at no charge, and in our tender offer statement on Schedule TO, which is on file with the Securities and Exchange Commission. That tender offer statement and any amendments thereto, including exhibits, are available for inspection and copies thereof may be obtained in the manner set forth under “Certain Information Concerning Radyne ComStream and Purchaser” in our Offer to Purchase.

      THIS CONSENT STATEMENT IS NEITHER A REQUEST FOR THE TENDER OF SHARES NOR AN OFFER WITH RESPECT THERETO. WE ARE MAKING THE OFFER ONLY BY MEANS OF THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL.

      The purpose of our Offer is for Radyne ComStream, through WC Acquisition, to acquire for cash as many Shares as necessary for it to gain effective control of the Company and facilitate a merger of the Company with WC Acquisition or another affiliate of Radyne ComStream.

      We currently intend, as soon as practicable after the Nominees have become members of the Company’s board, to request that the board duly consider and take the actions we describe below subject to their fiduciary duties under Delaware law. If the board takes these actions and the other conditions to the Offer are satisfied or waived by us, we currently intend to effect, as soon as practicable after we consummate the Offer, a merger or similar business combination between the Company and WC Acquisition, or another affiliated entity, as a result of which:

•	the Company would become a direct or indirect wholly owned subsidiary of Radyne ComStream; and

•	each then outstanding Share (other than Shares we own, Shares the Company holds in its treasury and Shares of stockholders who perfect available appraisal rights under the DGCL) would convert into the right to receive an amount in cash equal to the price per Share we have paid pursuant to the Offer.

      There can be no assurance, however, that, the Nominees, if elected, would be able to execute our proposal and effect a merger or similar business combination.

      We have conditioned the Offer on, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares that represent at least a majority of all outstanding Shares on the date of purchase.

      Stockholder Rights Agreement. On May 1, 2003, the Board of Directors of the Company adopted a Stockholder Rights Agreement (the “Rights Agreement”) and authorized and declared a dividend of one common share purchase right (a “Right”) for each outstanding Share. The dividend was payable on May 2, 2003 to the stockholders of record on that date, and with respect to Shares issued thereafter until the applicable distribution date or the expiration or earlier redemption or exchange of the Rights. Except as set forth below, each Right entitles the registered holder to purchase from the Company, at any time after the applicable distribution date, one Share at an initial exercise price per Share of $10.00, subject to adjustment.

      In the event that a party becomes the beneficial owner of 15% or more of the outstanding Shares, each holder of a Right will thereafter have the right to buy a number of additional Shares at the $10.00 per Share exercise price, which, at the time the party became a 15% owner, had a market value equal to twice the exercise price, or $20.00. This allows the holders of the Rights (other than the 15% beneficial owner) to acquire Shares at a significant (50%) discount, thereby increasing the number of Shares outstanding and significantly diluting the 15% beneficial owner.

      Additionally, in the event that, after the applicable distribution date, the Company is acquired in a merger or similar transaction, the holder of the Rights will have the right to receive, upon payment of the exercise price, shares of the acquiring company’s stock having a value equal to twice the exercise price.

      Section 203 Of The Delaware General Corporation Law. In general, Section 203 of the Delaware General Corporation Laws (“DGCL”) is an anti-takeover statute that prevents an “interested stockholder” (defined generally as a person owning 15% or more of a corporation’s outstanding voting stock) of a Delaware corporation from engaging in a “business combination” (defined to include, as a general matter, the merger of the corporation with an “interested stockholder”) with such corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an “interested stockholder,” the board of directors of the corporation approved either the “business combination” or the transaction that resulted in the stockholder becoming an “interested stockholder”; (ii) upon consummation of the transaction that resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the outstanding voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors and officers and shares owned by employee stock-plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in an exchange or tender offer; or (iii) at or subsequent to the time the stockholder becomes an “interested stockholder,” the “business combination” is approved by the board and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the “interested stockholder.”

      Supermajority Provision. The Company’s charter contains a supermajority provision which requires that a merger or similar transaction involving the Company with a “5% beneficial owner” (broadly defined) of the Company’s stock must be approved by the vote of not less than 80% or more of the outstanding voting Shares unless the merger or similar transaction is approved by a majority of the members of the Company’s board who were already directors at the time such “5% beneficial owner” became a “5% beneficial owner,” or is solely between the Company and a wholly owned subsidiary of the Company.

      Purpose of the Consent. The principal reason we are seeking to elect the Nominees to the Company’s board is the willingness of the Nominees to consider, consistent with the fulfillment of their fiduciary duties under Delaware law, whether to take such actions as they may deem necessary or appropriate to expedite the prompt consummation of our Offer and a subsequent merger, including:

•	exempting us from the application of the Rights Agreement by redeeming the Rights or amending the Rights Agreement to make the Rights Agreement inapplicable to our Offer and a subsequent merger;

•	exempting us from the application of Section 203 of the DGCL by approving our Offer and a subsequent merger before we become “interested stockholders” under Section 203 of the DGCL; and

•	rendering the supermajority provision of the Company’s charter inapplicable to our Offer and a subsequent merger;

or, if a proposal has been made respecting a transaction for the Company’s stockholders that is determined to be superior to our Offer and a subsequent merger, whether to take such actions as they may deem necessary or appropriate to facilitate that transaction. However, we cannot provide any assurances that the Nominees, if elected, would be able to execute our proposal and effect a subsequent merger or similar business combination.

      Adoption of the proposals, which will effect the bylaw amendment and election of the Nominees to the Company board, is an important step toward prompt consummation of our Offer and a subsequent merger. Accordingly, we urge you to promptly sign, date and mail the enclosed WHITE consent card. You must separately tender your shares pursuant to the Offer if you wish to participate in the Offer. Executing a consent does not obligate you to tender your shares pursuant to the Offer, and your failure to execute a consent does not prevent you from tendering your shares pursuant to the Offer. Nevertheless, in an effort to be in a position to consummate the Offer as soon as possible, we request that you promptly tender your shares pursuant to the Offer.

      Because each Proposal will become effective only if executed consents to that Proposal are returned by holders of record on the record date for this consent solicitation of a majority of the total number of Shares then outstanding, the failure to execute and return a consent will have the same effect as voting against the Proposals.

      We have retained Georgeson Shareholder Communications to assist in the solicitation of consents to the Proposals.

      If your Shares are registered in your own name, please sign, date and mail the enclosed WHITE consent card to Georgeson Shareholder Communications in the post-paid envelope provided. If your Shares are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a WHITE consent card with respect to your Shares and only on receipt of specific instructions from you. Accordingly, you should contact the person responsible for your account and give instructions for a WHITE consent card to be signed representing your Shares. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to Radyne ComStream in care of Georgeson Shareholder Communications, 17 State Street, 10th Floor, New York, New York 10004, so we will be aware of all instructions given and can attempt to ensure that those instructions are followed.

      If you have any questions about executing your consent or require assistance, please contact:

GEORGESON SHAREHOLDER COMMUNICATIONS INC.

17 STATE STREET, 10TH FLOOR

NEW YORK, NEW YORK 10004
BANKS AND BROKERS CALL: (212) 440-9800
ALL OTHERS CALL TOLL FREE: (866) 203-9357

SUMMARY

      The information in this summary is qualified in its entirety by reference to the more detailed information appearing elsewhere in this consent statement or in the Offer to Purchase, as applicable.

What are the proposals for which written consents are being solicited?

      We are soliciting written consents from the Company’s stockholders to: (i) increase the size of the Company’s board of directors from six to fifteen by amending the Company’s bylaws and (ii) elect the Nominees to serve as a majority of directors of the Company.

      While we recognize that companies often adopt anti-takeover measures in a manner aligned with interests of their security holders, and that commentators and corporate governance experts disagree on the propriety and utility of poison pills, the circumstances surrounding Wegener’s opportune adoption of the measures described in this consent solicitation do not support a similar conclusion. To the best of our knowledge, no plans were in existence prior to the announcement of our tender offer for the adoption of these measures, yet their adoption and implementation occurred within days following our tender offer. Specifically, (i) Wegener’s bylaws had not been amended since its inception in 1982, (ii) Wegener’s Certificate of Incorporation did not include authorized shares of preferred stock, the security that would typically be used for implementing an effective poison pill, and (iii) the “golden parachute” packages fail to reflect the economic realities of a management team that has overseen the precipitous decline and continued sluggishness of both a stock price and financial performance.

      The principal reason we are seeking to place the Nominees on the Company’s board is that we believe, as a result of the timing of the adoption of various anti-takeover measures and the significant premium of our offer relative to past performance of Wegener’s stock price, that the current directors of the Company are not acting, and will continue not to act, in the best interest of the Company’s stockholders. We believe that, unlike the current directors, if elected, the Nominees will consider, consistent with the fulfillment of their fiduciary duties under Delaware law, whether to take such actions as they may deem necessary or appropriate to expedite the prompt consummation of our Offer and a subsequent merger, including:

•	exempting us from the application of the Rights Agreement by redeeming the Rights or amending the Rights Agreement to make the Rights inapplicable to our Offer and a subsequent merger;

•	exempting us from the application of Section 203 of the DGCL by approving our Offer and a subsequent merger before we become “interested stockholders” under Section 203 of the DGCL; and

•	rendering the supermajority provision of the Company’s charter inapplicable to our Offer and a subsequent merger;

or, if a proposal has been made respecting a transaction that is determined to be superior to our Offer and a subsequent merger for the Company’s stockholders, whether to take such actions as they may deem necessary or appropriate to facilitate that transaction. However, we cannot provide any assurances that the Nominees, if elected, would be able to execute our proposal and effect a subsequent merger or similar business combination.

What is the nature of the Offer and subsequent merger?

      On April 23, 2003, we commenced our Offer, which provides for our purchase of all outstanding Shares at a price of $1.55 per Share in cash. The purpose of our Offer is for Radyne ComStream to acquire for cash as many Shares as necessary for it to gain effective control of the Company and facilitate a merger of the Company with WC Acquisition or another affiliate of Radyne ComStream. We currently intend, as soon as practicable after the Nominees are elected to the Company’s board, to request that the board duly consider and then take the actions respecting our Offer and a subsequent merger, which we describe below in “The Proposals.” If the board is able to take these actions and the other conditions to the Offer have been satisfied or waived by us, Radyne ComStream currently intends to effect a subsequent merger as soon as practicable after we consummate the Offer.

      In the event Radyne ComStream is able to consummate a subsequent merger, the Company would become a wholly owned subsidiary of Radyne ComStream. Each then outstanding Share (other than Shares we own, Shares the Company holds in its treasury and Shares of stockholders who perfect available appraisal rights under the DGCL) would convert into the right to receive an amount in cash equal to the price per Share we have paid pursuant to the Offer. For additional information respecting the proposed merger, see “The Offer.”

      For the 30 trading days ending on April 17, 2003, the last trading day prior to the public announcement of the Offer, the average closing price was $0.91 per Share. The $1.55 per Share price represents approximately a 70% premium over the 30 trading days average. Based upon a review of the Company’s most recent filings with the SEC, the net tangible book value per Share appears to be approximately $1.16. The $1.55 per Share price represents a premium of 34% over the net tangible book value per Share.

      In the days following our Offer, the Company’s board, among other things, adopted “golden parachute” packages for executive management and other employees that would pay senior management alone in excess of $1 million dollars, and potentially millions of dollars, in the event such officers are terminated in connection with a change in control of the Company. We have informed the Company’s board that we are willing to increase the cash price of our Offer by the estimated payouts under their “golden parachutes,” not to exceed $1.05 million in the aggregate, if the Company’s senior management is willing to rescind these pro-management agreements.

      Although the adoption of our Proposals is an important step toward prompt consummation of our Offer and a subsequent merger, we are not asking the Company’s stockholders to tender their Shares by means of this consent solicitation or to consent to or vote on the proposed merger at this time.

What voting securities does the company have and who are the principal holders?

      The common stock of the Company constitutes its only class of voting securities. Accordingly, only holders of common stock are entitled to execute consents. For information regarding the persons we believe beneficially own more than five percent of the common stock, see “Voting Securities and Principal Holders.”

What is the procedure for the solicitation of consents?

      We will pay all costs of our solicitation of consents. The consents are being solicited in accordance with the applicable provisions of the DGCL. Holders of record of the Shares as of the close of business on the record date for this consent solicitation are entitled to consent to our Proposals. To be effective, the requisite consents must be delivered to the Company within 60 days of the earliest dated consent delivered to the Company. See “Consent Procedure.”

What are the reasons for the solicitation?

      We are soliciting your consent because we believe, as a result of the timing of the adoption of various anti-takeover measures and the significant premium of our offer relative to past performance of Wegener’s stock price, that the current directors of the Company are not acting, and will not act, in the best interests of the Company’s stockholders. Despite the significant premium of our Offer to the market price of the Shares, the current directors have taken the following steps to prevent you from realizing this premium:

•	the current directors have refused to negotiate or engage in discussions with us regarding a negotiated Offer and a subsequent merger;

•	the current directors have refused to consider exempting the Offer or a subsequent merger from the application of Section 203 of the DGCL;

•	the current directors have refused to approve the Offer or a subsequent merger pursuant to the requirements of the supermajority provisions of the Company’s charter;

•	the current directors have adopted a poison pill instrument in reaction to our Offer;

•	the current directors have approved large “golden parachute” packages that provide management with cash payments equal to 250% of their salary and bonus, which are triggered in connection with a change in control; and

•	the current directors have approved bylaw amendments that make it more difficult for you (and for us) to exercise our rights as stockholders of the Company.

      In light of our belief that the current directors of the Company are not acting, and do not intend to act, in the best interests of the stockholders of the Company, we are soliciting written consents to amend the current bylaws of the Company to increase the number of directors to permit the election of the Nominees who we believe will, in accordance with their fiduciary duties under Delaware law, act in the best interest of Company stockholders in considering whether to take actions that will facilitate the prompt consummation of our Offer and a subsequent merger. However, we cannot provide any assurances that the Nominees, if elected, will be able to execute our proposal and effect a subsequent merger or similar business combination.

      The adoption of our Proposals will require the affirmative written consent of the holders of a majority of the outstanding Shares. See “The Proposals.” If we do not receive sufficient written consents to approve our Proposals, we will likely withdraw our cash tender offer.

THE PROPOSALS

      We are seeking written stockholder consents without a meeting to the Proposals, which consist of: (i) the adoption of the Bylaw Amendment (Proposal No. 1) and (ii) the election of the Nominees to the Company’s board of directors (Proposal No. 2). The effectiveness of the election of the Nominees (Proposal No. 2) is subject to, or conditioned on, the Bylaw Amendment (Proposal No. 1) also having become effective.

      The effectiveness of each Proposal will require the duly completed and delivered, unrevoked written consent to that Proposal by the holders of record, as of the close of business on the record date for this consent solicitation, of a majority of the Shares then outstanding.

      WE URGE YOU TO CONSENT TO EACH PROPOSAL.

Bylaw Amendment (Proposal No. 1)

      This Proposal would amend Section 3.2 of Article III of the Company’s bylaws to fix the number of directors of the Company at fifteen and to provide that Section 3.2 may be amended or repealed only with the approval of holders of a majority of the Company’s outstanding voting Shares, and not by the board of directors of the Company.

      The Company’s bylaws currently provide that the number of directors that shall constitute the whole Board of Directors of the Company may be set from time to time by resolution of the board, consistent with the Company’s charter. The Company’s charter provides that “[t]he number of members of the Board of Directors shall not be less than three nor more than fifteen, and shall be fixed by, and in the manner provided in, the bylaws.” The proposed Bylaw Amendment would increase the size of the Company’s board from six to fifteen so that, if the Proposal to elect the nine Nominees is approved, the Nominees will constitute a majority of the members of the Company’s board. To ensure that this proposed amendment, if adopted, cannot be unilaterally repealed by the Company’s board, the proposed amendment provides that it may be amended or repealed only by a vote of stockholders of the Company holding a majority of the outstanding voting Shares of the Company, and not by the board of directors of the Company.

      We urge you to consent to the adoption of the Bylaw Amendment (Proposal No. 1).

Election of Nominees (Proposal No. 2)

      This Proposal includes the election to the Company’s board of the nine Nominees named below, each of whom has consented to being named as a Nominee and to serve as a director, if elected. If elected, the Nominees will serve until the next annual meeting of the Company’s stockholders for which directors of that class of director is up for election (whether Class I, Class II, or Class III), and until his or her successor shall have been duly elected and qualified or until his or her earlier death, resignation or removal. Our principal purpose in seeking to elect the Nominees to the Company’s board is to have the board consider: (i) whether to exempt us from the application of the Rights Agreement by redeeming the Rights or amending the Rights Agreement, and (ii) the approval of our Offer and a subsequent merger before either Radyne ComStream or we become “interested stockholders” under section 203 of the DGCL or a “5% beneficial owner” under the supermajority provision of the Company’s charter. If elected, the Nominees along with the other members of the Company’s board of directors, will be responsible for managing the business and affairs of the Company. Each director of the Company has an obligation under Delaware law to discharge his or her duties as a director on an informed basis, in good faith and in a manner the director honestly believes to be in the best interests of the Company. In this connection, circumstances may arise in which our interests and those of Radyne ComStream differ from the interests of other stockholders of the Company. In any such case, we understand that the Nominees intend to discharge fully the fiduciary obligations they would then owe to the Company and its stockholders under Delaware law. Accordingly, we cannot provide any assurances that the Nominees, if elected, will be able to execute our proposal and effect a subsequent merger or similar business combination.

      We have no reason to believe that any Nominee will be unable or unwilling to serve as a director of the Company, but if any Nominee is not available for election, the existing directors, including the Nominees who are elected, will fill the resulting vacancy.

      The following table sets forth the name, age, business address, present principal occupation and five-year employment histories of each Nominee.

Name, Age and Business Address	Present Principal Occupation and Five-Year Employment History

Francis A. DiBello, age 61 100 Riverside Drive, Suite A-306 Cocoa, Florida 32922	Mr. DiBello has served as President and Chief Executive Officer of the Commercial Space Financing Corporation, which provided financing for new and established companies applying aerospace technologies to space, aviation and defense markets. He was a Founding Officer of the SpaceVest Management Group, Inc., the sponsoring organization of the SpaceVest family of funds, serving from 1993 to 2002 as Vice Chairman and a Managing Director of the General Partner of the several SpaceVest Venture Capital Funds. Mr. DiBello served from 1996 to 1998 as president and CEO of Constellation Communications International, Inc. (CCII), which holds a global license from the FCC to build a Low Earth Orbit satellite system for telecommunications voice and data services. His other professional experience includes serving as a Founder and Managing Partner of the Space and Advanced Technology Group at KPMG Peat Marwick.

Dennis W. Elliott, age 61 3138 E. Elwood Street Phoenix, Arizona 85034	Mr. Elliott has been a director of Radyne ComStream since October 6, 1998 and is the chairman of the Audit and a member of the Compensation Committee of the Board. He is the President of Elliott Communications Co., a technology/marketing consulting concern involved in advising companies on strategy and developing operating ventures in telecommunications, data networking, digital television/ HDTV and multimedia. He has also held executive positions at Pacific Telecom, Inc., RCA American Communications (now SES Americom) and RCA Global Communications.

Name, Age and Business Address	Present Principal Occupation and Five-Year Employment History

Robert C. Fitting, age 67 3138 E. Elwood Street Phoenix, Arizona 85034	Mr. Fitting has been a director of Radyne ComStream since March 1995 and has served as Chief Executive Officer of Radyne ComStream since October 1998 and was its President from February 1995 until March 28, 2000. He became a Director of Radyne ComStream in March 1995.

John E. Kane, age 54 822 South Avenue, West Westfield, New Jersey 07090	Mr. Kane is a Principal and President of Kane Reece Associates, Inc. Prior to his current position, Mr. Kane was Chief Operating Officer of Frazier, Gross & Kadlec, Inc., a Washington, DC communications consultancy and was Executive Vice President of Valuation Research Corporation. Mr. Kane has been actively involved in the communications industry for over twenty-five years, gaining experience as a Vice President of Group W Cable. Prior to Group W, he was Director of Financial Analysis for RCA Corporation and later, Director of Corporate Planning for the RCA Communications Group. While at RCA, Mr. Kane was involved in the start-up of RCA’s domestic satellite communications business, Americom.

Matthew P. Kaufler, age 41 110 Office Park Way Pittsford, New York 14534	Mr. Kaufler has served since 2000 as Senior Vice President and Co- Portfolio Manager of Clover Capital Management, Inc., where he is responsible for overseeing $600 million in mid cap value assets. He served as a Senior Equity Analyst for Clover Capital Management from 1991 until 2000. Prior to joining Clover Capital Management, Mr. Kaufler was an Assistant Vice President and Portfolio Manager from 1989 to 1991 at Chase Manhattan Bank, N.A.

Dr. Wah L. Lim, age 58 3138 E. Elwood Street Phoenix, Arizona 85034	Dr. Lim retired from Hughes Electronics in 2002, and is currently involved in several venture investments and start-up companies as a member of such companies’ Advisory Boards. In addition, he continues as a member of the Board of Trustees, Harvey Mudd College, and a member of the Technological Advisory Council to the Chairman of the Federal Communications Commission. In 2000, Dr. Lim joined the corporate office of Hughes Electronics as Vice President where he helped create the Corporate Technology and Ventures Office in order to establish new technology policy and strategy, and to develop new businesses through ventures. From 1997 to 1999, he provided technical leadership and operations expertise at Hughes Space & Communications Company (HSC). As the technical leader of HSC, he led the technical development and deployment of the HS702 satellites, currently one of the world’s most powerful telecommunication satellite. Prior to Hughes, from 1996 to 1997, Dr. Lim was the Corporate Vice President of Technology and Operations at Loral Space & Communications Ltd. His other professional experience includes various positions at Northrop Corporation and Honeywell, Inc.

Mary C. Metzger, age 57 708 Third Avenue, 35th Floor New York, New York 10017	Ms. Metzger is the Chief Executive Officer of Personalized Media Communications, LLC, an advanced communications technology company. Prior to her current position she served as President and Chief Executive Officer of PrimeTime24, a company that broadcasts satellite signals of national network affiliate television stations to C-band home satellite dish owners. She has also held executive positions at Group W Cable, Inc. and RCA American Communications, Inc. Ms. Metzger is currently a director of Pegasus Communications Corp.

Name, Age and Business Address	Present Principal Occupation and Five-Year Employment History

Michael A. Smith, age 59 3138 E. Elwood Street Phoenix, Arizona 85034	Mr. Smith has served since 2002 as a Senior Consultant at MCA Financial Group, working with companies in need of restructuring. Prior to retiring from Honeywell, Inc. in December 2001, he served from 1999 to 2000 as President and Chief Executive Officer of Honeywell’s Aerospace Electronics Systems, a leading supplier of avionics and related electronics systems and services to the aerospace industry. He also served at Honeywell as President, Commercial Flight Systems from 1997 to 1999. He was instrumental in Honeywell’s acquisition of Sperry Corporation, its merger with AlliedSignal, and its attempted merger with GE. His other professional experience includes various positions at Sperry Corporation and Raytheon Company. Mr. Smith has served as a director of Lizardtechnologies since 2002.
Dr. C.J. Waylan, age 61 3138 E. Elwood Street Phoenix, Arizona 85034	Dr. Waylan has been a director of Radyne ComStream since February 15, 2000 and is a member of the Audit and Compensation Committees of the Board. He is currently an advisor to a number of telecommunications and satellite companies. Since September 1997 he has been President and Chief Executive Officer of CCI International, NV. From 1981 until 1996, Dr. Waylan served in several senior executive positions for GTE Corporation. He founded Southern Pacific Satellite Company (SPSC) which became GTE Spacenet, where he served as its president until 1993. He currently serves on the boards of directors of Globecomm Systems, Inc., fSONA Communications Corporation and CCI International. During the past twenty-five years, Dr. Waylan has served on numerous boards for commercial and government organizations including the International Communications and Information Policy Advisory Committee of the U.S. Department of State.

      Annex III sets forth certain information relating to Shares the Nominees own.

      We anticipate that each Nominee, on his election, will receive director’s fees, consistent with the Company’s past practice, for services as a director of the Company. According to the Company’s most recent Proxy Statement, non-employee directors receive a fee of $300 per meeting attended. In addition, non-employee directors are granted options to purchase 2,000 Shares under the Company’s 1998 Stock Incentive Plan at the end of each year at an exercise price equal to the fair market value on such date.

      Radyne ComStream and WC Acquisition have agreed to indemnify each Nominee, to the fullest extent applicable law permits, from and against any and all expenses, liabilities or losses of any kind arising out of any threatened or filed claim, action, suit or proceeding, whether civil, criminal, administrative or investigative, asserted against or incurred by the Nominee in his or her capacity as a nominee for election as a director of the Company, or arising out of his or her status as a director of the Company, if elected.

      We urge you to consent to the election of each of the Nominees (Proposal No. 2).

THE OFFER

      On April 23, 2003, we commenced our Offer, which provides for our purchase of all outstanding Shares at a price of $1.55 per Share in cash. The purpose of our Offer is for Radyne ComStream, through WC Acquisition, to acquire for cash as many Shares as necessary for it to gain effective control of the Company and facilitate a subsequent merger of the Company with WC Acquisition or another affiliate of Radyne ComStream. Radyne ComStream currently intends to effect a subsequent merger as soon as practicable following consummation of the Offer. If a subsequent merger takes place, each then outstanding Share (other than Shares we own, Shares the Company holds in its treasury and Shares of stockholders who perfect available appraisal rights under the DGCL) will be converted into the right to receive an amount in cash equal to the price per Share we pay pursuant to the Offer.

VOTING SECURITIES AND PRINCIPAL HOLDERS

      The common stock of the Company constitutes its only class of voting securities and only holders of that stock are entitled to execute consents. According to the Company’s Schedule 14d-9, filed in response to our Offer on May 6, 2003, 12,361,251 Shares were outstanding as of May 2, 2003. Each Share entitles its record holder to one vote. Stockholders of the Company do not have cumulative voting rights in the election of directors.

      For information relating to the ownership of Shares by directors and executive officers of the Company, see Annex I hereto.

INFORMATION CONCERNING WC ACQUISITION AND RADYNE COMSTREAM

      WC Acquisition is a Delaware corporation and a wholly owned subsidiary of Radyne ComStream. WC Acquisition was organized to acquire the Company and has not conducted any unrelated activities since its organization. Its principal office is located at Radyne ComStream’s principal offices. Radyne ComStream is a Delaware corporation with its principal offices located at 3138 E. Elwood Street, Phoenix, Arizona 85034.

      Radyne ComStream designs, manufactures, sells, integrates and installs products, systems and software used for the transmission and reception of data and video over satellite, microwave and cable communication networks. Through its Tiernan subsidiary, Radyne ComStream supplies HDTV and SDTV encoding and transmission equipment. Its Armer subsidiary provides innovative solutions for the integration and installation of turnkey communications systems. Radyne ComStream has offices in the U.S. located in Phoenix, San Diego and Boca Raton, and internationally in Singapore, Beijing, Jakarta and London. The company also has sales and/or service centers in Sao Paulo, Bangalore, Shanghai and Moscow.

      Approximately 63.4% of Radyne ComStream’s outstanding capital stock is beneficially held by affiliates of Stetsys Pte, Ltd, a Singapore corporation (“ST”). ST directly owns 55.3% and beneficially owns 63.4% of Radyne ComStream. Stetsys US, Inc., a Delaware corporation (“Stetsys US”) and a wholly owned subsidiary of ST, owns 8.1% of Radyne ComStream. Lim Ming Seong, Yip Loi Lee, and Tang Kum Chuen, directors of Radyne ComStream, are each officers, directors or affiliates of ST, Stetsys US or their affiliates. The principal executive office of ST is located at 51 Cuppage Road #09-01, Singapore 229469.

      Annex II sets forth information about the Nominees, the directors and executive officers of Radyne ComStream and WC Acquisition who may solicit consents and their employees and other representatives, if any, who may also assist Georgeson Shareholder Communications in soliciting consents.

      Additional information concerning Radyne ComStream is set forth in Radyne ComStream’s Annual Report on Form 10-K, and amendments thereto, for the year ended December 31, 2002. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Copies of such information should be obtainable, by mail, on payment of the SEC’s customary charges, by writing to the SEC’s principal office at 450 Fifth Street, NW, Washington, D.C. 20549. The SEC also maintains a Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. WC Acquisition is not subject to the Exchange Act of 1934, as amended. Accordingly, WC Acquisition is not required to make filings with the SEC.

SOLICITATION OF CONSENTS

      The directors, officers, investor relations personnel and other employees of WC Acquisition or Radyne ComStream and its affiliates may make solicitations of consents. Consents will be solicited by mail, advertisement, telephone, facsimile, other electronic means and in person. None of those persons will receive additional compensation for their solicitation efforts.

      In addition, we have retained Georgeson Shareholder Communications to assist in the solicitation, for which we will pay Georgeson Shareholder Communications a fee of $30,000, with an additional fee of $15,000 contingent upon our having successfully received the required consents to implement each of our Proposals, and will reimburse Georgeson Shareholder Communications for its reasonable out-of-pocket expenses. Radyne ComStream has agreed to indemnify Georgeson Shareholder Communications against various liabilities and expenses, including various liabilities and expenses under the federal securities laws. Georgeson Shareholder Communications is also acting as information agent in connection with the Offer, for which Georgeson Shareholder Communications will be paid customary compensation in addition to reimbursement of reasonable out-of-pocket expenses.

      Banks, brokers, custodians, nominees and fiduciaries will be requested to forward solicitation material to beneficial owners of Shares. We and our affiliates will reimburse banks, brokers, custodians, nominees and fiduciaries for their reasonable expenses for sending solicitation material to the beneficial owners.

      We will bear the costs of this consent solicitation and will not seek reimbursement of those costs from the Company. Costs related to the Offer and to the solicitation of consents include expenditures for attorneys, accountants, printing, advertising, postage, litigation and related expenses and filing fees. Other than the payment for Shares under the Offer, these costs are expected to aggregate approximately $500,000, of which $                    has been paid to date. The portion of those costs allocable solely to the solicitation of consents is not readily determinable.

CONSENT PROCEDURE

      Section 228 of the DGCL states that, unless the certificate of incorporation of a Delaware corporation otherwise provides, any action required to be taken at any annual or special meeting of stockholders of that corporation, or any action that may be taken at any annual or special meeting of those stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all shares entitled to vote thereon were present and voted, and those consents are delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. The Company’s charter does not prohibit, and therefore permits, the Company’s stockholders to act by written consent.

      Section 213(b) of the DGCL provides that the record date for determining the stockholders of a Delaware corporation entitled to consent to corporate action in writing without a meeting, when no prior action by the corporation’s board of directors is required and that board has not fixed that record date, will be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of the stockholders are recorded. Delivery made to a corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. By virtue of the recent amendments made to the Company’s bylaws by the current directors — amendments which are designed to make it more difficult for you (or for us) to exercise our rights as stockholders of the Company — any stockholder of record seeking to have the stockholders of the Company authorize or take corporate action by written consent is required to request that the Company’s board fix a record date. The board must reasonably promptly, but in all events within 10 business days after the date on which the request is received, adopt a resolution fixing the record date for the solicitation. If the board does not fix a record date within 10 business days after the receipt of the request, the record date for the solicitation will be the date on which the first signed consent is delivered to the Company. We, as record holder, intend to request the board to fix a record date for this consent solicitation. If the board does not timely fix a record date for the solicitation, that record date will be the date on which the first signed consent is delivered to the Company.

      If either of the Proposals become effective as a result of this consent solicitation, prompt notice will be given under section 228(e) of the DGCL to stockholders who have not executed consents.

      An executed consent card may be revoked at any time by marking, dating, signing and delivering a written revocation before the time that the action authorized by the executed consent becomes effective. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the consent previously given is no longer effective. The delivery of a subsequently dated consent card that is properly completed will constitute a revocation of any earlier consent. The revocation may be delivered either to WC Acquisition in care of Georgeson Shareholder Communications, 17 State Street, 10th Floor, New York, New York 10004 or any other address the Company has provided. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations of consents be mailed or delivered to WC Acquisition in care of Georgeson Shareholder Communications at its address set forth above, so that we will be aware of all revocations and can more accurately determine if and when consents to the Proposals have been received from the holders of record on the record date for this consent solicitation of a majority of the outstanding Shares.

SPECIAL INSTRUCTIONS

      If you were a record holder of Shares as of the close of business on the record date for this consent solicitation, you may elect to consent to, withhold consent to or abstain with respect to each Proposal by marking the “CONSENTS,” “DOES NOT CONSENT” or “ABSTAIN” box, as applicable, underneath each Proposal on the accompanying WHITE consent card and signing, dating and returning it promptly in the enclosed post-paid envelope.

      In addition, you may withhold consent to the election of any individual Nominee by writing that person’s name on the consent card. However, the effectiveness of the election of the Nominees (Proposal No. 2) is subject to, and conditioned on, the receipt of consents from the holders of record on the record date for this consent solicitation of a majority of the Shares then outstanding in favor of the Bylaw Amendment (Proposal No. 1).

      IF A STOCKHOLDER EXECUTES AND DELIVERS A WHITE CONSENT CARD, BUT FAILS TO CHECK A BOX MARKED “CONSENTS,” “DOES NOT CONSENT” OR “ABSTAIN” FOR A PROPOSAL, THAT STOCKHOLDER WILL BE DEEMED TO HAVE CONSENTED TO THAT PROPOSAL, EXCEPT THAT THE STOCKHOLDER WILL NOT BE DEEMED TO CONSENT TO THE ELECTION OF ANY CANDIDATE WHOSE NAME IS WRITTEN IN THE SPACE THE INSTRUCTION TO THE ELECTION PROPOSAL PROVIDES ON THE CARD.

      YOUR CONSENT IS IMPORTANT. PLEASE MARK, SIGN AND DATE THE ENCLOSED WHITE CONSENT CARD AND RETURN IT IN THE ENCLOSED POST-PAID ENVELOPE PROMPTLY. FAILURE TO RETURN YOUR CONSENT WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE PROPOSALS.

      If your Shares are held in the name of a brokerage firm, bank nominee or other institution, only it can execute a consent with respect to those Shares and only on receipt of specific instructions from you. Accordingly, you should contact the person responsible for your account and give instructions for the WHITE consent card to be signed representing your Shares. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Radyne ComStream in care of Georgeson Shareholder Communications at its address set forth above so that we will be aware of all instructions given and can attempt to ensure that those instructions are followed.

APPRAISAL RIGHTS

      The stockholders of the Company are not entitled to appraisal rights in connection with the Proposals or the Offer. If a subsequent merger (whether a “short-form” merger or a merger pursuant to Section 251 of the DGCL) is consummated, however, holders of Shares will have appraisal rights under section 262 of the DGCL as discussed below. Under section 262, stockholders who demand appraisal and comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the merger) and to receive payment of that fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of Shares could be based on factors other than, or in addition to, the market value of the Shares. The value so determined could be more or less than the merger consideration per Share to be paid in a merger.

      EXECUTING A WRITTEN CONSENT IN FAVOR OF EACH OF THE PROPOSALS WILL NOT PREVENT A HOLDER OF SHARES, AFTER CONSUMMATION OF THE OFFER, FROM DEMANDING APPRAISAL OF THOSE SHARES IN CONNECTION WITH THE SUBSEQUENT CONSUMMATION OF ANY MERGER.

      The DGCL provides that if one corporation owns at least 90% of the outstanding shares of each class of voting stock of another corporation, the two corporations may merge in a “short-form” merger without a vote of shares owned by stockholders. Accordingly, if, as a result of the Offer or otherwise, we acquire at least 90% of the outstanding Shares and Section 203 of the DGCL, the supermajority provision of the Company’s charter and the Rights Agreement are rendered inapplicable to us, we could, and intend to, effect a subsequent merger as a “short-form” merger without prior notice to, or any action by, any other stockholder of the Company. If we effect a “short-form” merger, any remaining stockholders of the Company will be entitled to exercise appraisal rights as provided by Section 262 of the DGCL.

      If we cannot effect a subsequent merger as a “short-form” merger, but acquire at least a majority of the outstanding Shares in the Offer, and Section 203 of the DGCL, the supermajority provision of the Company’s charter and the Rights Agreement are rendered inapplicable to us, we intend to effect a subsequent merger under Section 251 of the DGCL. A merger under Section 251 of the DGCL will require the Company’s board of directors to adopt a resolution approving an agreement and plan of merger and declaring the advisability of same, and to submit such agreement and plan of merger to the stockholders of the Company. Section 251 of the DGCL further requires the affirmative vote of holders of a majority of the outstanding Shares (including the Shares we own) in order to effect such a merger. If we acquire, through the Offer or otherwise, at least a majority of the outstanding Shares, and if we are successful in electing our Nominees to the Company’s board and the newly-comprised board removes or renders inapplicable the various impediments to our Offer and a subsequent merger discussed above, we would have sufficient voting power to effect a subsequent merger without the vote of any other stockholder of the Company. If we effect a merger in accordance with Section 251 of the DGCL, any remaining stockholders of the Company will be entitled to exercise appraisal rights as provided by Section 262 of the DGCL.

LITIGATION

      On April 24, 2003, Radyne ComStream and WC Acquisition commenced litigation against the Company and certain members of the Company’s board of directors in the Court of Chancery of the State of Delaware seeking, among other things, an order:

•	compelling the Company’s directors to approve the Offer and a subsequent merger for purposes of Section 203 of the DGCL and enjoining them from taking any action to enforce or to apply Section 203 that would impede, thwart, frustrate or interfere with the Offer and a subsequent merger;

•	temporarily, preliminarily and permanently enjoining the Company from adopting any defensive measures, or taking any action designed to impede the Offer or a subsequent merger; and

•	enjoining the Company and its directors from taking any action to delay, impede, postpone or thwart the voting or other rights of the Company’s stockholders in connection with an action by written consent in lieu of a meeting.

      Also on April 24, 2003, Radyne ComStream and WC Acquisition commenced litigation against the Company in the United States District Court for the District of Delaware seeking, among other things:

•	a declaratory judgment that Radyne ComStream and WC Acquisition have disclosed all information required by, and are otherwise in full compliance with, the Exchange Act and any other federal securities laws, rules or regulations deemed applicable to any purchases of the Company’s securities by Radyne ComStream or WC Acquisition; and

•	enjoining the Company from making any false or misleading statements with respect to the Offer.

      On May 15, 2003, the Company filed an answer to and counterclaim against Radyne ComStream and WC Acquisition in the lawsuit pending in the United States District Court for the District of Delaware, which Radyne ComStream and WC Acquisition filed against the Company on April 24, 2003. The Company’s counterclaim alleges that Radyne ComStream and WC Acquisition’s tender offer documents contain material misstatements of fact and omissions of facts necessary to make other statements not misleading, in violation of Section 14(e) of the Securities Exchange Act of 1934. The Company’s counterclaim seeks injunctive and other relief.

WC ACQUISITION CORP.

RADYNE COMSTREAM INC.

      If you have any questions about giving your consent or require assistance, please contact:

GEORGESON SHAREHOLDER COMMUNICATIONS INC.

17 STATE STREET, 10TH FLOOR

NEW YORK, NEW YORK 10004
BANKS AND BROKERS CALL: (212) 440-9800
ALL OTHERS CALL TOLL FREE: (866) 203-9357

Dated:                      , 2003

ANNEX I

SHARES HELD BY THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS

      The following information was derived solely from a review of public filings made with the Securities and Exchange Commission. The following table sets forth certain information as of November 15, 2002 with respect to ownership of the outstanding common stock of the Company by (i) all persons known to the Company to own beneficially more than 5% of the outstanding common stock of the Company, including their addresses, (ii) each director and executive officer of the Company and (iii) all directors and executive officers of the Company as a group:

		Amount and
		Nature of		Percent
	Director	Beneficial		of
Name	Since	Ownership(1)		Class

Robert A. Placek	1987	1,946,209	(2)	15.5%
James N. Morgan, Jr.	1987	120,700	(3)	*
C. Troy Woodbury, Jr.	1989	213,586	(4)	1.7%
Joe K. Parks	1992	31,900	(5)	*
Thomas G. Elliot	1998	27,800	(6)	*
Ned C. Mountain	N/A	42,878	(7)	*
James T. Traicoff	N/A	40,053	(8)	*
David E. Chymiak(9)	N/A	626,000		5.1%
All executive officers and directors as a group (7 persons)		2,423,126	(10)	18.8%

*	Less than 1%

(1)	Includes stock options currently exercisable or exercisable within 60 days of the record date.

(2)	Includes 23,989 Shares held in a 401(k) plan and stock options to purchase 237,150 Shares. Mr. Placek’s business address is 11350 Technology Circle, Duluth, Georgia 30097.

(3)	Includes stock options to purchase 40,200 Shares.

(4)	Includes 17,511 Shares held in a 401(k) plan and 196,075 Shares subject to stock options.

(5)	Includes stock options to purchase 30,900 Shares.

(6)	Represents stock options to purchase common stock.

(7)	Includes 3,831 Shares held in a 401(k) plan and 30,000 Shares subject to stock options.

(8)	Includes 10,553 Shares held in a 401(k) plan and 15,000 Shares subject to stock options.

(9)	The information regarding Mr. Chymiak is based solely on a Schedule 13G filed by Mr. Chymiak with the Securities and Exchange Commission on March 19, 2002. It is believed that Mr. Chymiak currently owns a number of shares of common stock equal to approximately 10% of the outstanding shares. Mr. Chymiak’s address is 1605 E. Iola, Broken Arrow, Oklahoma 74102

(10)	Includes 55,884 Shares held in a 401(k) plan and 577,125 Shares subject to stock options.

I-1

ANNEX II

INFORMATION CONCERNING PARTICIPANTS

      The following tables set forth the name and the present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is carried on, of (1) the directors and executive officers of Radyne ComStream and WC Acquisition who may solicit consents, (2) the Nominees and (3) certain employees and other representatives of those companies who may assist Georgeson Shareholder Communications in soliciting consents from the Company’s stockholders. The business address of each of the directors and executive officers of Radyne ComStream and WC Acquisition, named below is 3138 E. Elwood Street, Phoenix, Arizona 85034.

Name	Position

Robert C. Fitting	Director and Chief Executive Officer of Radyne ComStream Inc. and President of WC Acquisition
Richard P. Johnson	Executive Vice President, Chief Financial Officer and Corporate Secretary of Radyne ComStream Inc. and Secretary and Treasurer of WC Acquisition
Garry D. Kline	Executive Vice President and Assistant Secretary of Radyne ComStream Inc.

Nominees

Francis A. DiBello
100 Riverside Drive, Suite A-306 Cocoa, Florida 32922

Dennis W. Elliott
3138 E. Elwood Street Phoenix, Arizona 85034

Robert C. Fitting
3138 E. Elwood Street Phoenix, Arizona 85034

John E. Kane
822 South Avenue, West Westfield, New Jersey 07098

Matthew P. Kaufler
110 Office Park Way Pittsford, New York 14534

Dr. Wah L. Lim
3138 E. Elwood Street Phoenix, Arizona 85034

Mary C. Metzger
708 Third Avenue, 35th Floor New York, New York 10017

Michael A. Smith
3138 E. Elwood Street Phoenix, Arizona 85034

Dr. C.J. Waylan
3138 E. Elwood Street Phoenix, Arizona 85034

II-1

ANNEX III

SHARES HELD BY PARTICIPANTS AND CERTAIN TRANSACTIONS

BETWEEN ANY OF THEM AND THE COMPANY

      Radyne ComStream, through its wholly owned subsidiary, WC Acquisition, beneficially owns 100 Shares. No part of the purchase price or market value of any of the Shares described in this paragraph was represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding those Shares. WC Acquisition is the record owner of the 100 Shares Radyne ComStream beneficially owns. Radyne ComStream and WC Acquisition disclaim beneficial ownership of any Shares owned by any pension plan of Radyne ComStream or any affiliate of Radyne ComStream.

      Except as this consent statement discloses, neither Radyne ComStream nor WC Acquisition, or their directors or executive officers, the Nominees or the employees or other representatives of Radyne ComStream and WC Acquisition named in Annex II owns any securities of the Company or any parent or subsidiary of the Company, beneficially or of record, has purchased or sold any of those securities within the past two years or is or was within the past year a party to any contract, arrangement or understanding with any person with respect to those securities. Except as disclosed in this consent statement, to the best knowledge of Radyne ComStream, WC Acquisition, their directors or executive officers, the Nominees and the employees and other representatives of Radyne ComStream and WC Acquisition named in Annex II, none of their associates beneficially owns, directly or indirectly, any securities of the Company.

      Except as this consent statement discloses, neither Radyne ComStream nor WC Acquisition, or their directors or executive officers, the Nominees, the employees or other representatives of the WC Acquisition or Radyne ComStream named in Annex II, or, to their best knowledge, their associates has any arrangement or understanding with any person (1) with respect to any future employment by the Company or its affiliates or (2) with respect to future transactions to which the Company or any of its affiliates will or may be a party, nor any material interest, direct or indirect, in any transaction that has occurred since January 1, 2002 or any currently proposed transaction, or series of similar transactions, which the Company or any of its affiliates was or is to be a party and in which the amount involved exceeds $60,000. Certain Nominees, directors and executive officers of Radyne ComStream or WC Acquisition and/or their respective associates may also be directors or officers of other companies and organizations that have engaged in transactions with the Company or its subsidiaries in the ordinary course of business since January 1, 2002, but Radyne ComStream believes that the interest of those persons in those transactions is not of material significance.

III-1

[FORM OF CONSENT CARD]

PRELIMINARY COPY — SUBJECT TO COMPLETION

WHITE
CONSENT
CARD
WC ACQUISITION CORP.
RADYNE COMSTREAM INC.
WRITTEN CONSENT SOLICITATION
OF WEGENER CORPORATION STOCKHOLDERS

   Unless otherwise indicated below, the undersigned, a stockholder of record of Wegener Corporation (the “Company”) on May 16, 2003 (the “Record Date”), hereby consents pursuant to Section 228(a) of the Delaware General Corporation Law with respect to all Shares of the Company (the “Common Stock”) held by the undersigned to the taking of the following actions without a meeting of the stockholders of the Company:

1.	Adoption of the Bylaw Amendment whereby Section 3.2 of Article III of the Company’s bylaws is amended to fix the size of the Company’s board of directors at fifteen and to provide that Section 3.2 may be amended or repealed only with the approval of holders of a majority of the Company’s outstanding shares of common stock (Proposal No. 1).

☐ CONSENTS	☐ DOES NOT CONSENT	☐ ABSTAIN

INSTRUCTION:	TO CONSENT, WITHHOLD CONSENT OR ABSTAIN FROM CONSENTING TO THE BYLAW AMENDMENT, CHECK THE APPROPRIATE BOX ABOVE.

IF NO BOX IS MARKED ABOVE WITH RESPECT TO THIS PROPOSAL, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO SUCH PROPOSAL.

2.	The election of the following persons as directors of the Company: Francis A. DiBello, Dennis W. Elliott, Robert C. Fitting, John E. Kane, Matthew P. Kaufler, Wah L. Lim, Mary C. Metzger, Michael A. Smith, and Dr. C.J. Waylan (Proposal No. 2).

☐ CONSENTS	☐ DOES NOT CONSENT	☐ ABSTAIN

INSTRUCTION:	TO CONSENT, WITHHOLD CONSENT OR ABSTAIN FROM CONSENTING TO THE ELECTION OF ALL THE ABOVE-NAMED PERSONS, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WISH TO CONSENT TO THE ELECTION OF CERTAIN OF THE ABOVE-NAMED PERSONS, BUT NOT ALL OF THEM, CHECK THE “CONSENTS” BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH ELECTED IN THE FOLLOWING SPACE:

(CONTINUED AND TO BE DATED AND SIGNED ON REVERSE SIDE)

IF NO BOX IS MARKED ABOVE WITH RESPECT TO THIS PROPOSAL, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO SUCH PROPOSAL, EXCEPT THAT THE UNDERSIGNED WILL NOT BE DEEMED TO CONSENT TO THE ELECTION OF ANY CANDIDATE WHOSE NAME IS WRITTEN-IN IN THE SPACE PROVIDED ABOVE.

IN THE ABSENCE OF DISSENT OR ABSTENTION BEING INDICATED ABOVE, THE UNDERSIGNED HEREBY CONSENTS TO EACH ACTION LISTED ABOVE.

The effectiveness of the election of the Nominees (Proposal No. 2) set forth above is subject to, and conditioned upon, the adoption of the Bylaw Amendment (Proposal No. 1) set forth above. The effectiveness of the Bylaw Amendment (Proposal No. 1) is not subject to or conditioned upon the adoption of the election of the Nominees (Proposal No. 2) set forth above.

Please sign exactly as name appears on stock certificates or on label affixed hereto. When Shares are held by joint tenants, both should sign. In case of joint owners, EACH joint owner should sign. When signing as attorney, executor, administrator, trustee, guardian, corporate officer, etc., give full title as such.

DATED:	______________________________ Signature Signature, if held jointly Title or Authority

IN ORDER FOR YOUR CONSENT TO BE VALID, IT MUST BE DATED. PLEASE SIGN, DATE AND MAIL YOUR CONSENT PROMPTLY IN THE POSTAGE-PAID ENVELOPE ENCLOSED.